82-2748

VECTOR
Corporate Finance Lawyers



1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

June 10, 2003

VIA COURIER

Attention: Aimee Vander-Vliet
Capital Markets Regulation Division

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2



Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Filing of BC Form 45-902F, Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-902F, dated June 9, 2003, which has been originally executed by Leonard W. Saleken, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with a cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.

We trust you will find the same in order.

Yours very truly,
VECTOR Corporate Finance Lawyers

Per: [signature]

Lindsay Salt
Paralegal

ls
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.#1)
Alberta Securities Commission (Attn: Disclosure Section, w/encl#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl.#1
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encls.)

p:\clients\1-sedar\goldclif\so\may16-03\f20-bcscl.doc

BC FORM 45-902F (Formerly Form 20)

Securities Act (British Columbia)

Report of Exempt Distribution

1. **State the full name, address and telephone number of issuer of the security distributed.**

   Goldcliff Resource Corporation
   Name of Issuer

   6976 Laburnum Street, Vancouver, B.C. V6P 5M9
   Address

   (604) 261-7477
   Telephone Number

2. **State whether the Issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.**

   The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

3. **State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.**

   TSX Venture Exchange

4. **Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   Incentive Stock Options to purchase up to 850,000 Common Shares without par value (as to 593,450 on or before May 16, 2008 and as to 256,550 on or before May 16, 2005).

5. **Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102, *Resale of Securities*, to determine what restricted or seasoning period applies to the security.**

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
Leonard W. Saleken Vancouver, B.C.	150,000	May 16/2003	$0.105 per share/ $11,025	s.74(2)(9) - A	n/a
Edwin R. Rockel Surrey, B.C.	100,000	May 16/2003	$0.105 per share/ $10,500	s.74(2)(9) - A	n/a

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price ($Cdn.)	Exemption relied on	Length of any restricted or seasoning period
George W. Sanders Kelowna, B.C.	150,000	May 16/2003	$0.105 per share/ $11,025	s.74(2)(9) - A	n/a
Grant F. Crooker Keremeos, B.C.	100,000	May 16/2003	$0.105 per share/ $10,500	s.74(2)(9) - A	n/a
Lee Mollison Keremeos, B.C.	50,000	May 16/2003	$0.105 per share/ $5,250	s.74(2)(9) - A	n/a
O. Corbin Saleken Vancouver, B.C.	43,450	May 16/2003	$0.105 per share/ $4,562.25	s.74(2)(9) - A	n/a
Martyn Element Vancouver, B.C.	256,550	May 16/2003	$0.105 per share/ $26,937.75	s.74(2)(9) - A	n/a

A = Securities Act (British Columbia)

6. **Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.**

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
	See Schedule "A" attached hereto		

7. **State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.**

$89,250

8. **Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

n/a

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, B.C., this 09 day of June, 2003.

Goldcliff Resource Corporation
(Name of Issuer - please print)

Per:

(Signature of authorized signatory

Leonard W. Saleken, President and director
(Name and office of authorized signatory - please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C. V7Y 1L2. Telephone: (604) 899-6854. Toll fee in British Columbia and Alberta 1-800-373-6393.

Schedule "A" to BC Form 45-902F

Full name and residential address of purchaser	Telephone number and E-mail address of purchaser	Type of security and number purchased	Exemption relied on
Leonard W. Saleken 6976 Laburnum Street Vancouver, B.C. V6P 5M9	Tel: (604) 261-7477 Email: geotec@axionet.com	Options to purchase up to 150,000 shares expiring May 16, 2008	s.74(2)(9) - A
Edwin R. Rockel 13000, 54A Avenue Surrey, B.C. V3X 3E2	Tel: (604) 591-8111 Email: ehrockel@shaw.ca	Options to purchase up to 100,000 shares expiring May 16, 2008	s.74(2)(9) - A
George W. Sanders 416 Collett Road Kelowna, B.C. V1W 1K7	Tel: (250) 764-5132 Email: gsanders@silk.net	Options to purchase up to 150,000 shares expiring May 16, 2008	s.74(2)(9) - A
Grant F. Crooker PO Box 404 Keremeos, B.C. V0X 1N0	Tel: (250) 499-2549 Email: crooker@img.net	Options to purchase up to 100,000 shares expiring May 16, 2008	s.74(2)(9) - A
Lee Mollison PO Box 502 Keremeos, B.C. V0X 1N0	Tel: (250) 499-2932 Email: geotec@img.net	Options to purchase up to 50,000 shares expiring May 16, 2008	s.74(2)(9) - A
O. Corbin Saleken 6976 Laburnum Street Vancouver, B.C. V6P 5M9	Tel: (604) 261-7477 Email: geotec@axionet.com	Options to purchase up to 43,450 shares expiring May 16, 2008	s.74(2)(9) - A
Martyn Element 2110-1177 West Hastings Street Vancouver, B.C. V6E 2K3	Tel: (604) 687-6820 Email: martyn@idmail.com	Options to purchase up to 256,550 shares expiring May 16, 2005	s.74(2)(9) - A

A = Securities Act (British Columbia)